

September 9, 2010

Lynne C. Wilson
Chief Financial Officer and Senior Vice President
Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, New Jersey 08054

> **Re:** **Marlin Business Services Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 000-50448**

Dear Ms. Wilson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibit 31 – Management's Certification

1.   We note that the language "(the registrant's fourth fiscal quarter in the case of an annual report)" required by Exchange Act Rule 13a-14(a) was modified in paragraph 4(d). In addition, we note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 such as your reference to "registrants most recent fiscal quarter". In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 1. Financial Statements

Notes to Interim Consolidated Financial Statements

Note 2 – Basis of Financial Statement Presentation and Critical Accounting Policies

Fee Income, page 6

2.   We note in your policy disclosure on page 6 that you review the estimated residual values for other-than-temporary impairment and if impairment is identified the charge is taken in the current period. We note in your disclosure on page 44 that during the first half of 2010 you recognized losses on residual values disposed of totaling $1.2 million. In addition, we note on page 82 of your 2009 Form 10-K you did not recognize impairment on residual values, but you had a loss on your disposal of residual values of $1.8 million. Given the continuing increase in the losses on residual values upon equipment disposal and the absence of any impairment charge prior to disposal please tell us and disclose in future filings the following:

- The amount of other-than-temporary impairment recognized during the first half of 2010 on your estimated residual values;
- A discussion of your process and procedure for estimating the fair value of the residual values and analysis for impairment; and
- How often and when you review estimated residual values for impairment.

Allowance for Credit Losses, page 7

3.   We note from your allowance for credit losses policy footnote that you consider the historic loss experience in your calculation of the allowance. In addition, we note from your disclosure on page 25 that your lease terms generally range from 36 to 60 months. Please tell us and consider disclosing in future filings the historical loss period you use for your allowance for credit losses calculation.

4.   We note your disclosure here and on page 75 in your 2009 Form 10-K that in addition to your migration analysis you consider economic and other factors in your determination of your allowance for credit losses. Please tell us and revise future filings to describe in more detail quantitative and qualitative aspects of the various factors that you considered when determining your allowance for each loan pool. In this regard, specifically discuss whether you made any adjustments to the various factors considered during each of the periods presented and if so, the impact these adjustments had on the resulting loss factors.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Finance Receivables and Asset Quality, page 41

5.   We note from your tabular disclosure on page 42 that you have renegotiated leases and loans totaling $3.02 million and $4.52 million at June 30, 2010 and December 31, 2009. Please tell us and revise future filings to include the following:

- The types of modifications made in your renegotiations (i.e. reduction in interest rates, payment extensions, or other actions) and reason for the modifications;
- Your policy regarding the accrual status of the renegotiated lease or loan after the lease modification; and
- The amount charged-off, if any, due to the renegotiation during the period.

Form 8-K Filed on August 6, 2010

Exhibit 99.1 News Release, page 7 of 8

6.   We note you disclose "tangible equity" and "debt to tangible equity" in your financial highlights for the second half of 2010. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as these are not required by GAAP, Commission Rules, or banking regulatory requirements. In future filings including your Forms 8-K, please clearly label these financial measures as non-GAAP, explain how you derive these non-GAAP measures and provide a reconciliation to the

most directly comparable GAAP measure, and disclose why you believe these ratios are useful to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief